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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

November 23, 2015

Re:	GAIN Capital Holdings, Inc.
Registration Statement on Form S-3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

GAIN Capital Holdings, Inc. (the “Company”) has filed the above-referenced registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In the registration statement, the Company registered purchase contracts:

“for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.”

The Company has authorized and instructed the undersigned to confirm to you on the Company’s behalf that:

(i)	the Company is familiar with the positions articulated by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in Morgan Stanley & Co. Inc. (June 24, 1996) and in Securities Act Sections Compliance & Disclosure Interpretations § 203.03; and

(ii)

to the extent the Company includes the offering of underlying third party securities in purchase contracts, the Company will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations, and the Company will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as

U.S. Securities and Exchange Commission	2	November 23, 2015

necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party securities.

Please contact the undersigned should you have any questions regarding the foregoing.

Very truly yours,

Joseph A. Hall

cc:	Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.